September 16, 2025

Joseph Davy
Chief Executive Officer
Banzai International, Inc.
435 Ericksen Ave, Suite 250
Bainbridge Island, WA 98110

       Re: Banzai International, Inc.
           Registration Statement on Form S-1
           Filed September 12, 2025
           File No. 333-290241
Dear Joseph Davy:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Rachael Schmierer